SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: March 15, 2013, at 10:30 a.m., at the Company’s headquarters, at Rua Verbo Divino, 1356, 1º andar, in the city and state of São Paulo.

ATTENDANCE: The Board Members representing necessary quorum, as per signatures herein below, and the Company's Officers (José Félix - Chief Executive  and Investor Relations Officer, and Roberto Catalão Cardoso - Chief Financial Officer and Secretary of the Meeting) were present.

PRESIDING BOARD: José Antônio Guaraldi Félix – Chairman, and Roberto Catalão Cardoso – Secretary.

DOCUMENTS: Presentation on funding – “Loan from América Móvil”. The meeting’s documents, signed by the Secretary, are an integral part of these Minutes and will be filed at the Company’s headquarters.

AGENDA: 1. Taking out of a loan by the Company and its subsidiaries from América Móvil and/or its subsidiaries; 2.  Formalization of the engagement of Ernst & Young Terco Auditores Independentes; and 3.  Other matters relevant to the Company.

RESOLUTIONS:

1.    The Board members acknowledged the presentation prepared by Management on the Company’s debt and cash position. Subsequently, the Board members discussed and authorized the taking out of a loan by the Company and/or its subsidiaries - Net Rio Ltda. and Net São Paulo Ltda. from América Móvil and/or its subsidiaries, in the total amount of five hundred and forty million reais (R$540,000,000.00), with a final term of up to three (3) years and interest pegged to the CDI interbank rate + 1.08% p.a. The Company’s Management is authorized to take all the necessary measures and sign all the necessary documents, subject to the conclusion of the controlling shareholder’s statutory procedures on the topic.

2.    The members of the Board of Directors, based on the Fiscal Council’s assessment and recommendation, ratified the engagement of the external audit firm Ernst & Young Terco Auditores Independentes to perform a complete audit of the Company's Financial Statements in the last five years.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF

NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON MARCH 15, 2013

3.    The Board members also formalized the request to the Company’s Management to hire an independent financial advisory firm to issue a fairness opinion regarding the price offered in the scope of the unified tender offer to be held by the Company's controlling shareholders.

CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending Board Members and also by the Secretary.

SIGNATURES:

Chairman: José Antônio Guaraldi Félix

Secretary: Roberto Catalão Cardoso

José Formoso Martínez

Isaac Berensztejn

Carlos Henrique Moreira

Antonio Oscar de Carvalho Petersen Filho

Carlos Hernan Zenteno de Los Santos

Mauro Szwarcwald

Fernando Carlos Ceylão Filho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 16, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.